UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

BANCO SANTANDER, S.A.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

4.750% Non-Step-Up Non-Cumulative Contingent Convertible Perpetual Preferred Tier 1 Securities

(CUSIP No. 05971K AH2 / ISIN: US05971KAH23)

(Title and CUSIP No. of Class of Securities)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid)

Spain

+34 91 276 92 90

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Banco Santander, S.A.

New York Branch

437 Madison Avenue

New York, New York 10022

Attn: David Hermer, Branch Manager

+1 (212) 350-3500

(Name, Address and Telephone Number of Agent for Service)

Copies to:

Pedro J. Bermeo Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 +1 (212) 450-4000	Jeffrey Cohen Linklaters LLP 1290 Avenue of the Americas New York, NY 10104 +1 (212) 903-9014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 (this “Amendment”) amends and supplements the tender offer statement on Schedule TO filed on May 27, 2026 (the “Original Schedule TO” and together with this Amendment, the “Schedule TO”) pursuant to Rule 13e-4 promulgated under the Securities Exchange Act of 1934, as amended, in connection with an offer (the “Offer”) by Banco Santander, S.A. (the “Offeror”) to purchase for cash, on the terms and conditions described in the offer to purchase dated May 27, 2026 (the “Offer to Purchase”), up to $850,000,000 of the outstanding 4.750% Non-Step-Up Non-Cumulative Contingent Convertible Perpetual Preferred Tier 1 Securities issued by the Offeror (the “Securities”).

Capitalized terms used herein and not otherwise defined have the respective meanings assigned to such terms in the Original Schedule TO and the Offer to Purchase, as applicable.

Item 11. Additional Information

On June 10, 2026, the Offeror issued a press release announcing the final results of the Offer, which expired at 5:00 p.m., New York City time, on June 9, 2026. Based on information provided by the Tender Agent, $701,600,000 aggregate principal amount of the Securities were validly tendered and not validly withdrawn by 5:00 p.m., New York City time, on June 9, 2026 (the “Expiration Deadline”), as more fully set forth below. Banco Santander has accepted all Securities that were validly tendered and not validly withdrawn prior to the Expiration Deadline, without proration. The Settlement Date is expected to be June 11, 2026. A copy of the press release is filed as exhibit (a)(5)(ii) to the Schedule TO and is incorporated herein by reference.

Item 12.a. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits thereto:

Number	Description

(a)(5)(ii)	Press release dated June 10, 2026.

Item 12.b. Filing Fees

Filing	Fee Exhibit*

*	Filed herewith.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BANCO SANTANDER, S.A.

By:	/s/ Silvana Leticia Borgatti Casale
Name: Silvana Leticia Borgatti Casale
Title: Authorized Signatory

Date: June 10, 2026

EXHIBIT INDEX

Number	Description

(a)(1)*	Offer to Purchase, dated May 27, 2026.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)*	Press Release.

(a)(5)(ii)	Press release dated June 10, 2026.

(b)	Not applicable.

(d)(1)*	Indenture dated as of May 12, 2021 between Banco Santander, S.A., as issuer, and The Bank of New York Mellon, London Branch, as trustee (incorporated herein by reference from Exhibit 4.1 to the Form 6-K filed with the Commission on May 12, 2021 (Accession No. 0001193125-21-159120)).

(d)(2)*	First Supplemental Indenture dated as of May 12, 2021 between Banco Santander, S.A., as issuer, and The Bank of New York Mellon, London Branch, as trustee (incorporated herein by reference from Exhibit 4.2 to the Form 6-K filed with the Commission on May 12, 2021 (Accession No. 0001193125-21-159120)).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

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